

Nasdaq: PEBO

Investor Presentation

4th Quarter 2017

Filed by Peoples Bancorp Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Issuing Company: Peoples Bancorp Inc.
Registration Statement on Form S-4 File No. 333-222054
Subject Company: ASB Financial Corp.

Safe Harbor Statement



Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the "2017 Form 10-K"), filed with the Securities and Exchange Commission ("SEC"), which is available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2017 Form 10-K under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information



This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, securities of Peoples. Peoples filed a registration statement on Form S-4 and a proxy statement/prospectus that was mailed to the shareholders of ASB Financial Corp. ("ASB") on or about January 29, 2018, in advance of ASB's special meeting of shareholders to be held to consider the proposed merger of ASB with and into Peoples, referenced in this presentation. The registration statement on Form S-4 was filed with the SEC to register the shares of Peoples to be issued to the shareholders of ASB in the proposed merger.

SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PEOPLES, ASB AND THE PROPOSED MERGER.

A free copy of these documents and other filings containing information about Peoples, may be obtained after their filing at the SEC's website (www.sec.gov). Additionally, free copies of these documents may be obtained on Peoples' website (www.peoplesbancorp.com) in the "Investor Relations" section of or by a written request mailed to:

Peoples Bancorp Inc.
Attn: Investor Relations
138 Putnam Street
PO Box 738
Marietta OH 45750-0738



Overview



- **Profile and Investment Rationale**

- **Acquisition**

- **Strategy**

- **Q4 and Full Year 2017 Performance**

- **Appendix**



Profile and Investment Rationale



Peoples BANCORP®

Corporate Profile



- **Financial holding company headquartered in Marietta, Ohio.**
  - Provides a broad range of banking, insurance, and investment services
- **Current snapshot:**
  - Assets: $3.6 billion; Loans: $2.4 billion
  - Deposits: $2.7 billion
  - Market capitalization: $647 million
  - Assets Under Admin/Mgmt: $2.3 billion
- **Current footprint**
  - Demographics:
    - Median income: $44,962
  - Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  - Unemployment:
    - OH: 4.7%
    - WV: 5.5%
    - KY: 4.4%
    - US: 4.1%



OH
Cleveland
Mount Vernon
New Philadelphia
Coshocton
Worthington
Newark
Columbus
Zanesville
Centerville
Lancaster
Chillicothe
Cincinnati
New Vienna
Hillsboro
Jackson
Marietta
Morgantown
Ashland
Huntington
Charleston
WV
Pikeville
KY

Market data as of February 26, 2018
Unemployment data as of December 2017
Financial data as of December 31, 2017



Peoples BANCORP®

Investment Rationale



- **Unique community banking model**
  - Greater revenue diversity (31% fee-based) than the average $1 - 10 billion bank
  - Strong community reputation and active involvement
  - Local market teams capable of outmaneuvering larger banks
  - More sophistication and product breadth than smaller banks (insurance, retirement plans, swaps, etc.)
- **Strong, diverse fee-based businesses**
  - 20th largest bank-owned insurance agency, with expertise in commercial, personal, life & health
  - Wealth management – $2.3 billion in assets under administration and management, including brokerage, trust, and retirement planning
- **Capacity to grow our franchise**
  - Strong capital and fundamentals to support M&A strategy
  - Proven integration capabilities and scalable infrastructure
- **Committed to disciplined execution**
  - Strong, integrated enterprise risk management process
  - Dedicated to delivering positive operating leverage
  - Focused on business line performance contribution, operating efficiency, and credit quality
- **Attractive dividend opportunity**
  - Targeting 40% to 50% payout ratio
  - Dividend paid increased from $0.15 per share in Q1 2016 to $0.26 per share in Q1 2018



Acquisition



ASB Financial Corp Transaction





ASB Financial Corp (OTC Pink: ASBN)
Deal announced on October 24, 2017

Six full-service bank branches in the Portsmouth and Cincinnati, Ohio regions, and two loan production offices in the Cincinnati, Ohio region

Transaction Summary	
Deal Value:	$39.6 million 153% of TBV $20.00 per share
Consideration:	85% stock / 15% cash
Cost savings:	35% 2018 Phase-in = 75% 2019 Phase-in = 100%
Loan credit mark:	1.40% (negative)
Loan interest rate mark:	0.60% (positive)
One-time costs:	$8.5 million
Due diligence:	Completed
Required approvals:	ASB shareholder approval, regulatory approval
Anticipated closing / Conversion dates:	2nd Quarter of 2018

Financial Summary as of 12/31/17

- Total assets = $288.3 million
- Total loans = $247.2 million
- Total deposits = $203.2 million

Financial Impact

- Full Year 1 EPS Accretion of about 6%
- Tangible book earn-back < 2 years
- Price / LTM earnings = 14.9 x



Strategy



Strategic Road Map



"Best Community Bank in America"

- Commitment to Superior Shareholder Returns
- Great Place to Work
- Great Place to Bank
- Meaningful Impact on Our Communities

Responsible Risk Management	Extraordinary Client Experience	Profitable Revenue Growth	First-Class Workplace
• Our Way of Life • Asset Quality • Compliance / Regulatory • Operational Risk • Information Security • Change Management • Execution Risk • Reputational Risk	• Broad Delivery Channels • Delight the Customer • Knowledgeable, Caring Associates Consistently Delivering Competent Advice / Solutions • Consistent Experience at Every Touch Point • DWYSYWD • Relationship Reviews / VIP Calls; Value Added	• Understand Customer Needs • Sales & Service Process • Define the Ideal Client Profile for New Relationships • Best Client Retention • Deepen Relationships / Cross Sell • Seek Client Referrals • M & A	• Right People / Right Job • Appetite for Winning • Culture of Learning • Coaching / Development • No Whiners / No Excuses • Accountability / Performance Metrics • Reward / Recognition

How we do it:
1. **Create a Winning Culture:** Embrace change / be active learners / help each other win / communicate effectively
2. **Human Capital Development:** Define the behaviors and goals / provide the training / measure / coach / reward
3. **Pricing Discipline:** Focus on the risk adjusted margin / fair prices, fair returns
4. **Operating Efficiencies:** Quest for continuous improvement / revenue growth faster than expense growth
5. **Merger Integration:** Manage the risk / retain and grow the revenue / lower the cost / delight the community

Strategic Priorities



Positive Operating Leverage	• Focused on sustainable revenue growth • Disciplined expense management • Expand revenue vs expense growth gap beyond 2% • Drive core efficiency ratio toward 60%	See page 19 See page 20 See page 21 See page 22
Superior Asset Quality	• Preserve key metrics superior to most of our peers • Balance growth with prudent credit practices • Improve diversity within the loan portfolio	See page 23 See page 24 See page 26
High Quality Balance Sheet	• Achieve meaningful loan growth each year • Maintain emphasis on core deposit growth • Adjust earning asset mix by shifting investments to loans • Prudent use of capital (dividends, share repurchases & acquisitions)	See page 27 See page 28 See page 29 See page 30

Strategic Targets



	Metrics	YTD 12/31/16	YTD 12/31/17	5-Year Strategic Target Range *	Status as of 12/31/17
Improve Asset Quality	NPAs as a percent of total loans and OREO (1)	1.16%	0.74%	0.70% to 1.00%	✓
	Net charge-offs as a percent of average total loans (2)	0.09%	0.15%	0.30% to 0.50%	✓
Adjust Balance Sheet Mix	Loans to total assets	64.82%	65.81%	65.0% to 72.5%	✓
	Loans to deposits	88.65%	86.33%	87.5% to 92.5%	
	DDAs to deposits	40.38%	42.10%	40.0% to 45.0%	✓
	Borrowings to total funding	15.23%	11.46%	10.0% to 15.0%	✓
High Quality, Diversified Revenue Stream	Total revenue growth versus prior year period	7.50%	6.47%	4% to 7%	✓
	Fee-based income to total revenue	32.75%	31.71%	35% to 40%	
Strong Capital Position	Equity to assets	12.68%	12.80%	12% to 14%	✓
	Tangible equity to tangible assets (3)	8.80%	9.14%	8% to 9%	✓
Operating Leverage	Net interest margin (2)(4)	3.54%	3.62%	3.50% to 3.65%	✓
	Efficiency ratio (3)	65.13%	62.20%	Below 60%	
Execute on Strategies	Return on average stockholders' equity (2)	7.20%	8.54%	11.5% to 12.5%#	
	Return on average assets (2)	0.94%	1.10%	1.40% to 1.50%#	
	Pre-provision net revenue to total average assets (2)(3)	1.48%	1.65%	Over 1.80%	
	Dividend payout (5)	37.40%	39.86%	40% to 50%	

(1) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(2) Annualized
(3) Non-GAAP financial measure. See Appendix
(4) Information presented on a fully tax-equivalent basis.
(5) Dividend data reflects amounts declared with respect to earnings for the period indicated.

Adjusted upward from original targets to reflect anticipated tax reform benefits

* Current 5 Year Strategy Planning Period = 2017-2021



Peoples BANCORP

Our Capabilities



	National Banks					PEOPLES	***Community Banks***				
Online Channel	Chase	Wells Fargo	Bank of America	PNC	Huntington		City National	Community Trust	WesBanco	Park National	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	Yes	No
Online Loan Applications	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
Online Financial Management	No	Yes	Yes	Yes	No	Yes ★	No	No	No	No	No
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	No	Yes	Yes
Tax Services	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
iPhone/iPad/Android Apps	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Amazon Kindle App	Yes	Yes	No	Yes	No	Yes ★	No	No	Yes	No	Yes
Text Banking	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Mobile Deposit Capabilities	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Apple Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes
Samsung Pay	Yes	Yes	Yes	Yes	No	Yes	No	Yes	Yes	No	Yes
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
YouTube	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	Yes	Yes
LinkedIn	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Other Channels											
Prepaid Debit Card	Yes	Yes	No	Yes	No	Yes ★	No	Yes	No	No	No
Prepaid Gift Card	No	No	Yes	Yes	No	Yes ★	No	Yes	Yes	No	No
Employer-Loaded PayCards	Yes	Yes	Yes	Yes	No	Yes ★	No	No	No	No	No

★ Indicates Peoples has advantage over Community Bank group



Peoples BANCORP

Information updated as of December 31, 2017

Peoples Market Insight



- **Strongest deposit market share positions in more rural markets where we can affect pricing**
- **Presence near larger cities puts us in position to capture lending opportunities in more urban markets (e.g. Cleveland, Akron, Canton, Cincinnati and Columbus)**



Cleveland-Elyria, OH
Akron, OH
Mount Vernon, OH
Coshocton, OH
Columbus, OH
Zanesville, OH
Cambridge, OH
Dayton, OH
Marietta, OH
Wilmington, OH
Athens, OH
Cincinnati, OH-KY-IN
Jackson, OH
Parkersburg-Vienna, WV
Point Pleasant, WV-OH
Huntington-Ashland, WV-KY-OH

Note: Green areas represent more urban population centers

MSA Name	Total Deposits in Market ($000)*	MSA Rank	MSA Share
Marietta, OH	$679,417	1	42.8%
Wilmington, OH	$224,112	1	38.4%
Cambridge, OH	$217,769	1	34.8%
Coshocton, OH	$110,923	2	25.0%
Point Pleasant, WV-OH	$106,861	3	11.3%
Athens, OH	$82,173	3	12.0%
Jackson, OH	$64,567	3	15.1%
Parkersburg-Vienna, WV	$99,356	7	6.0%
Zanesville, OH	$23,348	8	1.5%
Mount Vernon, OH	$12,707	9	1.3%
Cincinnati, OH-KY-IN	$361,298	16	0.3%
Akron, OH	$91,044	16	0.7%
Huntington-Ashland, WV-KY-OH	$122,244	17	2.3%
Cleveland-Elyria, OH	$98,069	23	0.2%
Dayton, OH	$9,508	24	0.1%
Columbus, OH	$84,162	31	0.1%
Total MSA	**$2,387,558**		
Non-MSA	$306,439		
Total PEBO	**$2,693,997**		



*Source: S&P Global Market Intelligence @ 6/30/17
From Annual Summary of Deposits Report

Peoples BANCORP

Q4 and Full Year 2017 Performance



Peoples BANCORP

Fourth Quarter 2017 Highlights



- Reported fourth quarter earnings of $9.0 million

- Grew loans by 6% compared to December 31, 2016, with strong performance in both commercial and consumer indirect lending

- Grew deposits by 9% compared to December 31, 2016, with strong performance in DDAs, which increased by 13%

- Core efficiency ratio below 61% via expense control

- Improved credit quality with credit costs mainly driven by loan growth

  - Nonperforming loans declined $7.8 million, or 31%, compared to December 31, 2016

  - Classified loans, those categorized as substandard or doubtful, decreased $11.4 million, or 20%, compared to December 31, 2016

- Fee income at 31% of total revenue



Full Year 2017 Highlights



- Reported record full year earnings of $38.5 million
  - Net interest income increased 8% versus the full year of 2016
- Core efficiency ratio below 62% via expense control
  - Core non-interest expense increased 2% versus the full year of 2016
- Operating leverage for the full year of 2017 versus the full year of 2016 was 5%, as 6% revenue growth outpaced 1% expense growth
- Return on average tangible stockholders' equity increased to 13.33% for 2017, from 11.86% for 2016.
- Return on average assets increased to 1.10% for 2017, from 0.94% for 2016.
- Average total loans increased 8% compared to 2016
- Average total deposits increased 4% compared to 2016



Total Revenue Growth



9% increase in total revenue from Q1-16 to Q4-17





Core Non-Interest Expense *



Eight consecutive quarters of well-controlled expenses



* Non-GAAP financial measure. See Appendix.



Operating Leverage



Operating leverage is the difference between total revenue growth and non-interest expense growth, on a percentage basis.

Versus the same quarter in the prior year, operating leverage has been positive for seven of the past eight quarters.

Versus the prior year, operating leverage was positive for fiscal years 2016 and 2017.





- The comparison to the first quarter and full year of 2015 was impacted by one-time costs related to the acquisition of NB&T Financial Group, Inc., which closed on March 6, 2015. Therefore, operating leverage was significantly higher in the first quarter and full year of 2016.



Core Efficiency Ratio



Efficiency ratio has improved as a result of expense control and revenue growth





- The Core Efficiency Ratio is a non-GAAP financial measure (see Appendix). It excludes acquisition costs, system upgrade costs, pension settlement charges, severance charges and certain other non-core expenses.



Improvement in Key Metrics



Peoples' focus on steadily growing loans and deposits, managing expenses, and increasing operating leverage has resulted in improvement in key financial metrics.





Return on average assets, return on average tangible stockholders' equity, PPNR and PPNR to total average assets are presented on an annualized basis. Return on average tangible stockholders' equity, tangible book value per share, PPNR and PPNR to total average assets are non-GAAP financial measures (see Appendix).

*Impacted by an $897,000 write down of net deferred tax assets in connection with recent tax law changes, which decreased Return on Average Assets by 0.10% and Return on Average Tangible Stockholders' Equity by 1.14%.

Asset Quality – NPAs/Assets



Nonperforming assets (NPAs) as a percentage of total assets have consistently been superior to Midwest banks with $1 - $10 billion in total assets.





Source: S&P Global Market Intelligence. Non-performing assets are defined as nonaccrual loans plus troubled debt restructurings plus other-real estate owned.

Asset Quality



Criticized and Classified loan levels remain reasonably stable



* In accordance with Securities and Exchange Commission reporting methodologies. Criticized loans includes loans categorized as special mention, substandard or doubtful. Classified loans includes loans categorized as substandard or doubtful.



Loan Composition



Loan Portfolio (Excluding Deposit ODs)



Total Commercial Portfolio*



Data as of December 31, 2017



*Includes CRE, C&I, and Construction

Total Loan Growth



Total loans were up 6% over December 31, 2016





Deposit Growth



Total deposits were up 9% over December 31, 2016
Demand deposit accounts (DDAs) represented 42% of total deposits
as of December 31, 2017, versus 40% as of December 31, 2016



- ■ Non-interest bearing DDAs
- ■ Interest-bearing DDAs
- ■ Retail certificates of deposit
- ■ Money market deposit accounts
- ■ Savings accounts
- ■ Brokered certificates of deposit
- ■ Governmental deposit accounts



Earning Asset Mix



Since 2013, the percentage of earning assets composed of investments has decreased, while the percentage composed of loans has increased.





Prudent Use of Capital



- • **Dividends**
  - – Cash dividends declared per share increased 31%, from $0.64 for the year ended 12/31/2016 to $0.84 for the year ended 12/31/2017.

- • **Share repurchases**
  - – In Q4 2015, a share repurchase program was established, authorizing Peoples to purchase up to $20 million of its outstanding common shares.
  - – Through 12/31/17, a total of 279,770 shares have been repurchased at an aggregate price of $5 million.
  - – The program is currently suspended pending completion of the ASB Financial Corp transaction.

- • **Acquisitions**
  - – One insurance acquisition and three bank acquisitions were completed in 2014.
  - – One insurance acquisition and one bank acquisition were completed in 2015.
  - – One trust and investments acquisition was completed in 2016.
  - – Two insurance acquisitions were completed in 2017.



CRE Concentration Analysis



- **CRE exposure is well below supervisory criteria established to identify institutions with heightened CRE concentration risk**

  - Exposure levels also compare favorably to peer institution concentration levels

  - Concentration levels have improved relative to peers on a linked quarter basis



Peer Bank Subs - CRE Loans / Risk-Based Capital



Source: S&P Global Market Intelligence, Commercial Bank Call Report
Data as of 12/31/17. Per April 2013 OCC-FRB Guidance. CLD Loans
defined as total loans for construction, land, and land development. CRE
Loans defined as total non-owner-occupied CRE loans (including CLD)

CRE Concentration Analysis





Peer Bank Subs -- Construction, Land, and Land Development Loans / Risk-Based Capital



Source: S&P Global Market Intelligence, Commercial Bank Call Report
Data as of 12/31/17. Per April 2013 OCC-FRB Guidance. CLD Loans
defined as total loans for construction, land, and land development. CRE
Loans defined as total non-owner-occupied CRE loans (including CLD)

Business Highlights



- **Commercial Banking**
  - Average loans up 10% and average deposits up 6% from 2016
  - $25 million lending "house limit" although legal limit is over $40 million
- **Retail Banking**
  - Indirect loans grew by $88 million, or 35%, since December 31, 2016
  - DDA accounts at 43% of total deposits
- **Insurance**
  - Commercial Property & Casualty lines comprising 57.2% of revenue
  - Expanding Life & Health segment comprising 12.4% of revenue
- **Trust and Investments**
  - $2.3 billion in assets under administration and management, up 10% from December 2016
  - Q4 2017 fee-based income is up 12% over Q4 2016
  - Retirement planning, 401(k) administration, brokerage and trust services



Insurance & Investment Income Composition





Insurance Revenue *

Other
4.8%
Life & Health
12.4%
P&C Personal Lines
15.8%
Performance based **
10.8%
P&C Commercial Lines
57.2%

** Approximately 90% attributable to P&C Commercial Lines



Investment Revenue *

Employee Benefits
14.4%
Brokerage
30.6%
Fiduciary
55.0%

* Trailing Twelve Months from 12/31/17

Appendix





Non-GAAP Measures

PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) has become a key financial measure used by state and federal bank regulatory agencies when assessing the capital adequacy of financial institutions. Pre-provision net revenue is defined as net interest income plus total fee-based income minus total non-interest expense. This measure is non-GAAP since it excludes provision for loan losses and all gains and/or losses included in earnings, which are excluded from total fee-based income. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	Q4-16	Q1-17	Q2-17	Q3-17	Q4-17	FY-16	FY-17
Income (loss) before income taxes	$ 10,744	$ 12,661	$ 14,180	$ 16,022	$ 14,340	$ 45,282	$ 57,203
Add: Provision for loan losses	711	624	947	1,086	1,115	3,539	3,772
Add: Loss on debt extinguishment	–	–	–	–	–	707	–
Add: Loss on OREO	35	–	24	2	105	38	129
Add: Loss on securities	–	–	–	–	–	1	–
Add: Loss on other assets	76	5	11	38	39	406	105
Less: Gain on OREO	2	–	–	15	–	4	13
Less: Gains on securities	68	339	19	1,861	764	931	2,983
Less: Gains on other assets	–	3	143	–	–	14	158
Pre-provision net revenue	$ 11,496	$ 12,948	$ 15,000	$ 15,272	$ 14,835	$ 49,024	$ 58,055
Average assets *(in millions)*	$ 3,387	$ 3,446	$ 3,490	$ 3,541	$ 3,562	$ 3,320	$ 3,510
Pre-provision net revenue to average assets (a)	1.35%	1.52%	1.72%	1.71%	1.65%	1.48%	1.65%

(a) Presented on an annualized basis



Non-GAAP Measures



CORE FEE-BASED INCOME

Core fee-based income is a financial measure used to evaluate Peoples' recurring fee-based revenue stream. This measure is non-GAAP since it excludes the impact of system upgrade revenue waived.

($ in Thousands)	FY-15	FY-16	FY-17
Total fee-based income	$ 47,441	$ 51,070	$ 52,653
Plus: System upgrade revenue waived	-	85	-
Total non-core, fee-based income	$ -	$ 85	$ -
Core fee-based income	**$ 47,441**	**$ 51,155**	**$ 52,653**

($ in Thousands)	Q1-16	Q2-16	Q3-16	Q4-16	Q1-17	Q2-17	Q3-17	Q4-17
Total fee-based income	$ 13,054	$ 12,367	$ 13,538	$ 12,111	$ 13,334	$ 13,590	$ 12,610	$ 13,119
Plus: System upgrade revenue waived	-	-	-	85	-	-	-	-
Total non-core, fee-based income	$ -	$ -	$ -	$ 85	$ -	$ -	$ -	$ -
Core fee-based income	**$ 13,054**	**$ 12,367**	**$ 13,538**	**$ 12,196**	**$ 13,334**	**$ 13,590**	**$ 12,610**	**$ 13,119**



Non-GAAP Measures



CORE NON-INTEREST EXPENSE

Core non-interest expense is a financial measure used to evaluate Peoples' recurring expense stream. This measure is non-GAAP since it excludes the impact of system upgrade costs, acquisition-related costs, pension settlement charges, severance charges, search firm fees and legal settlement charges.

($ in Thousands)	FY-15	FY-16	FY-17
Total non-interest expense	$ 115,081	$ 106,911	$ 107,975
Less: acquisition related costs	10,722	-	341
Less: system upgrade costs	-	1,259	-
Less: pension settlement charges	459	-	242
Less: other non-core charges	592	-	-
Total non-core expenses	$ 11,773	$ 1,259	$ 583

($ in Thousands)	Q1-16	Q2-16	Q3-16	Q4-16	Q1-17	Q2-17	Q3-17	Q4-17
Total non-interest expense	$ 26,282	$ 26,505	$ 26,842	$ 27,282	$ 27,331	$ 26,680	$ 26,558	$ 27,406
Less: system upgrade costs	-	90	423	746	-	-	-	-
Less: acquisition related costs	-	-	-	-	-	-	-	341
Less: pension settlement charges	-	-	-	-	-	-	-	242
Total non-core expenses	$ -	$ 90	$ 423	$ 746	$ -	$ -	$ -	$ 583
Core non-interest expenses	**$ 26,282**	**$ 26,415**	**$ 26,419**	**$ 26,536**	**$ 27,331**	**$ 26,680**	**$ 26,558**	**$ 26,823**



Non-GAAP Measures



EFFICIENCY RATIO

The efficiency ratio is a key financial measure used to monitor performance. The efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total fee-based income. This measure is non-GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings (which are excluded from total fee-based income), and uses fully tax-equivalent net interest income.

($ in Thousands)	FY-15	FY-16	FY-17
Total non-interest expense	$ 115,081	$ 106,911	$ 107,975
Less: amortization of other intangible assets	4,077	4,030	3,516
Efficiency ratio numerator	**$ 111,004**	**$ 102,881**	**$ 104,459**
Net interest income, fully tax-equivalent	$ 99,588	$ 106,892	$ 115,290
Fee-based income	47,441	51,070	52,653
Efficiency ratio denominator	**$ 147,029**	**$ 157,962**	**$ 167,943**
Efficiency ratio	75.50%	65.13%	62.20%

($ in Thousands)	Q1-16	Q2-16	Q3-16	Q4-16	Q1-17	Q2-17	Q3-17	Q4-17
Total non-interest expense	$ 26,282	$ 26,505	$ 26,842	$ 27,282	$ 27,331	$ 26,680	$ 26,558	$ 27,406
Less: amortization of other intangible assets	1,008	1,007	1,008	1,007	863	871	869	913
Efficiency ratio numerator	**$ 25,274**	**$ 25,498**	**$ 25,834**	**$ 26,275**	**$ 26,468**	**$ 25,809**	**$ 25,689**	**$ 26,493**
Net interest income, fully tax-equivalent	$ 26,275	$ 26,810	$ 26,620	$ 27,184	$ 27,458	$ 28,586	$ 29,680	$ 29,562
Fee-based income	13,054	12,367	13,538	12,111	13,334	13,590	12,610	13,119
Efficiency ratio denominator	**$ 39,329**	**$ 39,177**	**$ 40,158**	**$ 39,295**	**$ 40,792**	**$ 42,176**	**$ 42,290**	**$ 42,681**
Efficiency ratio	64.26%	65.08%	64.33%	66.87%	64.89%	61.19%	60.74%	62.07%



Non-GAAP Measures



ADJUSTED EFFICIENCY RATIO

The adjusted efficiency ratio is a key financial measure used to monitor performance. The adjusted efficiency ratio is calculated as core non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus core fee-based income. This measure is non-GAAP since it uses core non-interest expenses (which excludes the impact of system upgrade costs, acquisition-related costs, pension settlement charges, severance charges, search firm fees, and legal settlement charges) and core fee-based income (which excludes system upgrade revenue waived), excludes amortization of other intangible assets and all gains and/or losses included in earnings, and uses fully tax-equivalent net interest income.

($ in Thousands)	FY-15	FY-16	FY-17
Total core non-interest expenses	$ 103,308	$ 105,652	$ 107,392
Less: amortization of other intangible assets	4,077	4,030	3,516
Adjusted efficiency ratio numerator	**$ 99,231**	**$ 101,622**	**$ 103,876**
Net interest income, fully tax-equivalent	$ 99,590	$ 106,892	$ 115,290
Core fee-based income	47,441	51,155	52,653
Adjusted efficiency ratio denominator	**$ 147,031**	**$ 158,047**	**$ 167,943**
Adjusted efficiency ratio	67.49%	64.30%	61.85%

($ in Thousands)	Q1-16	Q2-16	Q3-16	Q4-16	Q1-17	Q2-17	Q3-17	Q4-17
Total core non-interest expenses	$ 26,282	$ 26,415	$ 26,419	$ 26,536	$ 27,331	$ 26,680	$ 26,558	$ 26,823
Less: amortization of other intangible assets	1,008	1,007	1,008	1,007	863	871	869	913
Adjusted efficiency ratio numerator	**$ 25,274**	**$ 25,408**	**$ 25,411**	**$ 25,529**	**$ 26,468**	**$ 25,809**	**$ 25,689**	**$ 25,910**
Net interest income, fully tax-equivalent	$ 26,275	$ 26,810	$ 26,620	$ 27,184	$ 27,458	$ 28,586	$ 29,680	$ 29,562
Core fee-based income	13,054	12,367	13,538	12,196	13,334	13,590	12,610	13,119
Adjusted efficiency ratio denominator	**$ 39,329**	**$ 39,177**	**$ 40,158**	**$ 39,380**	**$ 40,792**	**$ 42,176**	**$ 42,290**	**$ 42,681**
Adjusted efficiency ratio	64.26%	64.85%	63.28%	64.83%	64.89%	61.19%	60.74%	60.71%





Non-GAAP Measures

TANGIBLE EQUITY RATIOS

Peoples uses tangible capital measures to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial measures since the calculation removes the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousdands)	Q4-16	Q1-17	Q2-17	Q3-17	Q4-17
Tangible Equity:					
Total stockholders' equity	$ 435,261	$ 443,009	$ 451,353	$ 457,386	$ 458,592
Less: goodwill and other intangible assets	146,018	145,505	144,692	143,859	144,576
Tangible equity	$ 289,243	$ 297,504	$ 306,661	$ 313,527	$ 314,016
Tangible Assets:					
Total assets	$ 3,432,348	$ 3,459,276	$ 3,525,126	$ 3,552,412	$ 3,581,686
Less: goodwill and other intangible assets	146,018	145,505	144,692	143,859	144,576
Tangible assets	$ 3,286,330	$ 3,313,771	$ 3,380,434	$ 3,408,553	$ 3,437,110
Tangible Equity to Tangible Assets:					
Tangible equity	$ 289,243	$ 297,504	$ 306,661	$ 313,527	$ 314,016
Tangible assets	$ 3,286,330	$ 3,313,771	$ 3,380,434	$ 3,408,553	$ 3,437,110
Tangible equity to tangible assets	8.80%	8.98%	9.07%	9.20%	9.14%
Tangible Book Value per Share					
Tangible equity	$ 289,243	$ 297,504	$ 306,661	$ 313,527	$ 314,016
Common shares outstanding	18,200,067	18,270,508	18,279,036	18,281,194	18,287,449
Tangible book value per share	$ 15.89	$ 16.28	$ 16.78	$ 17.15	$ 17.17





Peoples BANCORP®

Non-GAAP Measures

RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	Q4-16	Q1-17	Q2-17	Q3-17	Q4-17	FY-16	FY-17
Annualized Net Income Excluding Amortization of Other Intangible Assets:							
Net income	$ 7,408	$ 8,809	$ 9,766	$ 10,895	$ 9,001	$ 31,157	$ 38,471
Add: amortization of other intangible assets	1,007	863	871	869	913	4,030	3,516
Less: tax effect (at 35% tax rate) of amortization of other intangible assets	352	302	305	304	320	1,410	1,231
Net income excluding amortization of other intangible assets	$ 8,063	$ 9,370	$ 10,332	$ 11,460	$ 9,594	$ 33,777	$ 40,756
Days in the period	92	90	91	92	92	366	365
Days in the year	366	365	365	365	365	366	365
Annualized net income	$ 29,471	$ 35,725	$ 39,171	$ 43,225	$ 35,710	$ 31,157	$ 38,471
Annualized net income excluding amortization of other intangible assets	$ 32,077	$ 38,001	$ 41,442	$ 45,466	$ 38,063	$ 33,777	$ 40,756
Average Tangible Stockholders' Equity:							
Total average stockholders' equity	$ 438,238	$ 438,990	$ 447,399	$ 456,198	$ 458,648	$ 432,666	$ 450,379
Less: average goodwill and other intangible assets	146,489	145,546	145,052	144,267	143,942	147,981	144,696
Average tangible stockholders' equity	$ 291,749	$ 293,444	$ 302,347	$ 311,931	$ 314,706	$ 284,685	$ 305,683



Peoples BANCORP®

Non-GAAP Measures



RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

The return on average tangible stockholders' equity ratio is a key financial measure used to monitor performance. It is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by average tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

($ in Thousands)	Q4-16	Q1-17	Q2-17	Q3-17	Q4-17	FY-16	FY-17
Return on Average Stockholders' Equity Ratio:							
Annualized net income	$ 29,471	$ 35,725	$ 39,171	$ 43,225	$ 35,710	$ 31,157	$ 38,471
Average stockholders' equity	$ 438,238	$ 438,990	$ 447,399	$ 456,198	$ 458,648	$ 432,666	$ 450,379
Return on average stockholders' equity	6.72%	8.14%	8.76%	9.47%	7.79%	7.20%	8.54%
Return on Average Tangible Stockholders' Equity Ratio:							
Annualized net income excluding amortization of other intangible assets	$ 32,077	$ 38,001	$ 41,442	$ 45,466	$ 38,063	$ 33,777	$ 40,756
Average tangible stockholders' equity	$ 291,749	$ 293,444	$ 302,347	$ 311,931	$ 314,706	$ 284,685	$ 305,683
Return on average tangible stockholders' equity	10.99%	12.95%	13.71%	14.58%	12.09%	11.86%	13.33%



Non-GAAP Measures



ADJUSTED RETURN ON AVERAGE ASSETS AND
ADJUSTED RETURN ON AVERAGE TANGIBLE STOCKHOLDERS' EQUITY

Return on average assets and return on average tangible stockholders' equity were impacted in the fourth quarter of 2017 by the write down of net deferred tax assets in connection with recent tax law changes.

($ in Thousands)	Q4-17
Return on Average Tangible Stockholders' Equity Ratio:	
Annualized net income excluding amortization of other intangible assets	$ 38,063
Annualized write down of net deferred tax assets	$ 3,559
Adjusted annualized net income excluding amortization of other intangible assets	$ 41,622
Average tangible stockholders' equity	$ 314,706
Adjusted return on average tangible stockholders' equity	13.23%

($ in Thousands)	Q4-17
Return on Average Assets:	
Annualized net income	$ 35,710
Annualized write down of net deferred tax assets	$ 3,559
Adjusted annualized net income	$ 39,269
Average assets	$ 3,562,267
Adjusted return on average assets	1.10%

